Exhibit 99

Eros International Plc Reports Third Quarter Fiscal Year 2014 Results

Financial Highlights

Third Quarter Ended December 31, 2013

Revenues increased by 22.3% to $87.2 million, compared to $71.3 million in the prior year period

Currency comparable revenues increased by 29.8%

Adjusted EBITDA increased by 53.7% to $45.2 million, compared to $29.4 million in the prior year period

Net income decreased by 9.9% to $19.1 million, compared to $21.2 million in the prior year period

Nine Months Ended December 31, 2013

Revenues increased by 5.5% to $172.2 million, compared to $163.2 million in the prior year period

Currency comparable revenues increased by 12.7%

Adjusted EBITDA increased by 42.1% to $67.2 million, compared to $47.3 million in the prior year period

Net income increased by 15.4% to $30.8 million, compared to $26.7 million in the prior year period

London, UK - February 13, 2014: Eros International Plc (NYSE: EROS) (“Eros” or “the Company”), a leading global company in the Indian film entertainment industry, today reported financial results for the third quarter ended December 31, 2013.

Jyoti Deshpande, Eros’ Managing Director and Chief Executive Officer, said “Our strong third quarter results demonstrate the success of our strategy of investing in high quality Indian film content and our ability to monetize it across numerous distribution platforms, both within India and in international markets. Our investment in content has allowed us to systematically scale our business and build a valuable library of over 2,000 films that is a significant competitive advantage for us, and fuels our digital initiatives such as ErosNow for online content distribution and our HBO collaboration for premium television within India. As we look ahead, we are confident in our ability to accelerate our growth, especially given the positive structural trends in the Indian entertainment industry that we believe will continue to provide significant momentum for us. Finally, the successful completion of our IPO in the United States in November, 2013 has further strengthened our balance sheet with the capital raised, but has also given us access to the global capital markets which, along with our existing leadership position within our industry, will allow us to create a compelling long-term shareholder value proposition for our investors.”

Operational Highlights

•	Four out of the top 10 Hindi box office films in India in the nine months ended December 31, 2013 were Eros films, namely ‘Goliyon Ki Rasleela – RamLeela’, ‘Grand Masti’, ‘R…Rajkumar’ and ‘Raanjhanaa’ of which two films were released in the third quarter.

•	Television syndication continued to be strong and Eros signed deals with MSM Satellite (Singapore), Private Limited (Sony) and Viacom 18 Media Private Limited (Colours) during the third quarter as well as continuing to deliver films from previously executed contracts for new and library films.

•	The Eros-HBO Asia collaboration gained momentum, as the HBO Defined and HBO Hits premium channels were launched on Tata Sky DTH platform on December 31, 2013. The channels are now available on most major DTH and digital cable platforms within India and Eros believes the latest carriage deal should provide momentum for subscriber growth for the channels within India.

•	Eros’ films continue to be released in non-traditional emerging markets such as Taiwan, South Korea, the Middle East and Europe where the films are dubbed and/or subtitled to localize the content for those audiences with high-margin contributions from these markets.

•	ErosNow, the Company’s unique online service offering full length films and music videos, launched its “Freemium” model during the third quarter. Certain Eros content can now be accessed for free, while other content is also being offered on a transactional or subscription basis. The Company’s ErosNow YouTube channel, a leading Indian channel, has crossed over 1.7 billion video views in aggregate and averages over 80 million video views per month.

•	On November 13, 2013, Eros completed an initial public offering (“IPO”) on the NYSE of 5,000,000 shares of common stock, at a price to the public of $11.00 per share, raising $55 million in new capital, making Eros the first Indian media company to be listed on the NYSE.

•	The Company’s fiscal fourth quarter ended March 31, 2014 has started off well with two major releases, Jai Ho (Hindi) starring Salman Khan and One Nennokodine (Telegu), starring Mahesh Babu, both underpinned by strong pre-sale revenues. Apart from this, there will be other Tamil, Hindi and overseas only films that will be released before the end of FY 2014. The release date of Rajinikanth’s Kochadaaiyaan (Tamil) has been announced for April 11, 2014 and the music for the film will be released in March, 2014.

•	Slate visibility is an important strategy employed by Eros as it allows the Company to manage its portfolio of films by pre-selling, de-risking and bringing some predictability to a business that is not to be measured quarter on quarter. FY 2015 has releases such as, Kochadaaiyaan, Action Jackson, Happy Ending, Dekho Magar Pyar Se, Purani Jeans and Telegu untitled (Pawan Kalyan) in the first half of the year and releases such as Tewar, NH 10, Untitled (by Balki), Chalo China, Illuminati Films Untitled (by Sriram Raghavan), Tamil untitled (Ajith) to name a few in the second half of the year.

Eros International Plc Financial Highlights:

	Three Months Ended December 31,			Nine Months Ended December 31,
(dollars in millions)	2013	2012	% change	2013	2012	% change
Revenue	$87.2	$71.3	22.3%	$172.2	$163.2	5.5%

Gross Profit	50.5	35.1	43.9%	80.8	64.1	26.1%

Operating profit	37.7	28.8	29.5%	52.3	46.6	12.2%

Adjusted EBITDA(1)	45.2	29.4	53.7%	67.2	47.3	42.1%

(1) Reconciliations of the non-GAAP financial measures discussed within this release to our GAAP operating results are included at the end of this release. See also “Non-GAAP Financial Measures.”

Constant currency comparable revenues for the three months and the nine months ended December 31, 2012 are $68.4 million and $154.4 million, respectively, based on the average rates of exchange for the three and nine months ended December 31, 2013. In the three and nine months ended December 31, 2013, the average rate of exchange used to convert Indian Rupee were INR 60.1 to $1.00 and INR 58.3 to $1.00, respectively.

Financial Results for the Three and Nine Months Ended December 31, 2013

Revenue

Eros is a leading global company in the Indian film entertainment industry that co-produces, acquires and distributes Indian language films in multiple formats worldwide. The Company’s success is built on the relationships it has cultivated over the past 30 years with leading talent, production companies, exhibitors and other key participants in the industry. Leveraging these relationships, Eros has aggregated rights to over 2,000 titles in its library, plus approximately 700 additional films for which it holds digital rights only, including recent and classic titles that span different genres, budgets and languages. The Company has also distributed a portfolio of over 230 new films over the last three completed fiscal years and 41 in the nine months ended December 31, 2013. New film distribution across theatrical, television and digital channels along with library monetization provide the Company with diversified revenue streams.

Revenue increased by 22.3% to $87.2 million in the three months ended December 31, 2013, compared to $71.3 million in the three months ended December 31, 2012. For the nine months ended December 31, 2013, revenue increased by 5.5% to $172.2 million, compared to $163.2 million in the nine months ended December 31, 2012. Eros released 15 new films in the three months ended December 31, 2013, of which there were three high budget films and two medium budget films, compared to 24 films in the three months ended December 31, 2012, of which three were high budget films and two were medium budget films. Eros has released 41 new films in the nine months ended December 31, 2013, compared to 66 in the nine months ended December 31, 2012. For further information on the definition of high and medium budget films see the Company’s Prospectus, dated November 12, 2013, filed with the U.S. Securities and Exchange Commission (“the Registration Statement”).

2

The Company’s primary revenue streams are derived from three channels: theatrical, television syndication and digital and ancillary. For the three months ended December 31, 2013, the aggregate revenue from theatrical, television syndication and digital and ancillary was $41.3 million, $33.0 million and $12.9 million, respectively, compared to $40.6 million, $17.1 million and $13.6 million, respectively, for the three months ended December 31, 2012. For the nine months ended December 31, 2013, the aggregate revenue from theatrical, television syndication and digital and ancillary was $77.9 million, $65.0 million and $29.3 million, compared to $95.1 million, $36.8 million and $31.3 million, respectively, for the nine months ended December 31, 2012.

Revenue by customer location from India increased 1.2% to $43.2 million in the three months ended December 31, 2013, compared to $42.7 million in the three months ended December 31, 2012, due to overall increases in revenue from comparable new releases offset by a $1.8 million reduction in revenue due to lower translation of Indian Rupee revenues when converted into US Dollars due to exchange rate movement. In the nine months ended December 31, 2013, revenue by customer location in India decreased 20.2% to $86.6 million, compared to $108.5 million in the nine months ended December 31, 2012, primarily attributable to a $8.8 million reduction in revenue as a result of the translation impact due to exchange rate movement, together with lower revenue due to the change in the mix of film releases and the quarterly release pattern of films.

Revenue from Europe increased 16.9% to $8.3 million in the three months ended December 31, 2013, compared to $7.1 million in the three months ended December 31, 2012, primarily due to overall increases in revenue from comparable new releases and catalogue sales. In the nine months ended December 31, 2013 revenue from Europe decreased 15.2% to $17.9 million, compared to $21.1 million in the nine months ended December 31, 2012, due to a decline in production services revenue in the nine months ended December 31, 2013, partially offset by increased contributions from television sales.

Revenue from North America increased 3.2% to $3.2 million in the three months ended December 31, 2013, compared to $3.1 million in the three months ended December 31, 2012. In the nine months ended December 31, 2013 revenue from North America increased 40.0% to $9.1 million, compared to $6.5 million in the nine months ended December 31, 2012, due to increased digital and syndication revenues.

Revenue from the rest of the world increased 76.6% to $32.5 million in the three months ended December 31, 2013, compared to $18.4 million in the three months ended December 31, 2012, due to increased television syndication and digital revenues. In the nine months ended December 31, 2013 revenues from the rest of the world increased 116.2% to $58.6 million, compared to $27.1 million in the nine months ended December 31, 2012, due to an increase in catalogue sales with respect to television as well as digital and ancillary rights, along with the wider theatrical release of some of the Company’s films.

Cost of sales

Cost of sales increased by 1.4% to $36.7 million in the three months ended December 31, 2013, compared to $36.2 million in the three months ended December 31, 2012, primarily due to an increase in amortization costs of $1.1 million reflecting the reduced capitalised cost of the new release slate offset by additions to amortisation of the catalogue films, and a decrease in print and advertising costs of $0.6 million due to the change in the film release pattern in the comparable quarters and variations in costs associated with regional versus Hindi releases. Cost of sales decreased 7.8% to $91.4 million in the nine months ended December 31, 2013, compared to $99.1 million in the nine months ended December 31, 2012. The decrease in cost of sales for the nine months ended December 31, 2013 was mainly the result of a $3.5 million reduction in amortization due in part to the lower capitalized cost of the Company’s new release slate in the nine months ended December 31, 2013 as compared to the release slate in the nine months ended December 31, 2012.

Gross profit

Gross profit was $50.5 million in the three months ended December 31, 2013, compared to $35.1 million in the three months ended December 31, 2012 and $80.8 million in the nine months ended December 31, 2013, compared to $64.1 million in the nine months ended December 31, 2012. As a percentage of revenue, the Company’s gross profit margin increased to 57.9% in the three months ended December 31, 2013 compared to 49.2% in the three months ended December 31, 2012. Gross profit margin for the nine months ended December 31, 2013 increased to 46.9%, compared to 39.3% in the nine months ended December 31, 2012. The increase in gross profit margin for the three and nine months ended December 31, 2013 is primarily attributable to revenues from the new release slate relative to their cost as well as the significant contribution on revenue from catalogue sales which tend to be very high margin.

Adjusted EBITDA

Adjusted EBITDA was $45.2 million in the three months ended December 31, 2013 compared to $29.4 million in the three months ended December 31, 2012. The increase in Adjusted EBITDA is primarily attributable to a 53.7% increase in revenues combined with increased margin due to the change in mix of revenue. In the nine months ended December 31, 2013 adjusted EBITDA was $67.8 million compared to $47.3 million in the nine months ended December 31, 2012 an increase of 42.1%.

3

Conference Call

Eros will host a conference call today at 8:00 a.m. ET. To access the call please dial (877) 201-0168 from the United States, or (647) 788-4901 from outside the U.S. The conference call I.D. number is 58903272. Participants should dial in 5 to 10 minutes before the scheduled time and must be on a touch-tone telephone to ask questions.

A replay of the call can be accessed through February 24, 2014 by dialing (855) 859-2056 from the U.S., or (404) 537-3406 from outside the U.S. The conference call I.D. number is 58903272.

This call will also be available as a live webcast which can be accessed at Eros’ Investor Relations Website at http://ir.erosplc.com/investor-relations/default.aspx.

Non-GAAP Financial Measures

Adjusted EBITDA

In addition to the results prepared in accordance with International Financial Reporting Standards (“IFRSs”) provided in this release, the Company has presented Adjusted EBITDA. The company uses Adjusted EBITDA (“Adjusted Earnings Before Interest, Tax, Depreciation and Amortization) along with other IFRSs measures to evaluate operating performance. Adjusted EBITDA is defined by the Company as net income before interest expense, income tax expense and depreciation and amortization (excluding amortization of capitalized film content and debt issuance costs) adjusted for impairments of available-for-sale financial assets, profit/loss on held for trading liabilities (including profit/loss on derivatives) share based payments and restructuring charges.

Adjusted EBITDA, as used and defined by us, may not be comparable to similarly-titled measures employed by other companies and is not a measure of performance calculated in accordance with GAAP. Adjusted EBITDA should not be considered in isolation or as a substitute for operating income, net income, cash flows from operating investing and financing activities, or other income or cash flow statement data prepared in accordance with GAAP. Adjusted EBITDA provides no information regarding a company’s capital structure, borrowings, interest costs, capital expenditures and working capital movement or tax position. However, our management team believes that Adjusted EBITDA is useful to an investor in evaluating our results of operations because these measures:

•	are widely used by investors to measure a company’s operating performance without regard to items excluded from the calculation of such term, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired, among other factors;
•	help investors to evaluate and compare the results of our operations from period to period by removing the effect of our capital structure from our operating structure; and
•	are used by our management team for various other purposes in presentations to our board of directors as a basis for strategic planning and forecasting.

See the supplemental financial schedules for reconciliations to IFRSs measures.

Cautionary Statement Concerning Forward-Looking Statements

Some of the information presented in this press release and in related comments by Eros’ management contains forward-looking statements. In some cases, these forward-looking statements are identified by terms and phrases such as “aim,” “anticipate,” “believe,” “feel,” “contemplate,” “intend,” “estimate,” “expect,” “continue,” “should,” “could,” “may,” “plan,” “project,” “predict,” “will,” “future,” “goal,” “objective,” and similar expressions and include references to assumptions and relate to Eros’ future prospects, developments and business strategies. Similarly, statements that describe Eros’ strategies, objectives, plans or goals are forward-looking statements and are based on information available to Eros as of the date of this press release. Forward-looking statements are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those contemplated by the relevant statement. Such risks and uncertainties include a variety of factors, some of which are beyond Eros’ control, including but not limited to market conditions and economic conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in Eros’ Registration Statement on Form F-1 filed with the U.S. Securities and Exchange Commission. Eros undertakes no obligation to revise the forward-looking statements included herein to reflect any future events or circumstances, except as required by law. Eros’ actual results, performance or achievements could differ materially from the results expressed in, or implied by, these forward-looking statements.

4

Seasonality

The Groups’ financial position and results of operations for any period fluctuate due to film release schedules. Film Release schedules take account of holidays and festivals in India and elsewhere, competitor film releases and sporting events.

About Eros International Plc

Eros International Plc (NYSE: EROS) is a leading global company in the Indian film entertainment industry that acquires, co-produces and distributes Indian films across all available formats such as cinema, television and digital new media. Eros International Plc became the first Indian media company to list on the New York Stock Exchange. Eros International has experience of over three decades in establishing a global platform for Indian cinema. The Company has a competitive advantage through its extensive and growing movie library comprising of over 2,000 films, which include Hindi, Tamil, and other regional language films for home entertainment distribution. Eros International has built a dynamic business model by combining the release of new films every year with the exploitation of its film library. For further information please visit: www.erosplc.com

Eros International Plc

Sean Hanafin
Chief Corporate Officer
44 (0)20 7258 9909
Email: sean.hanafin@erosintl.com

Jamie M.M Kirkwood
Group Communications & Investor Relations
44 207 258 9906
Email: jamie.kirkwood@erosintl.com

Media:

Sloane & Company
Whit Clay, 212-446-1864
Email: wclay@sloanepr.com

5

EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS FINANCIAL POSITION

(Unaudited; in thousands,)

	December 31,	March 31,
	2013	2013
ASSETS
Non-Current assets:
Property, Plant and Equipment	$10,225	$11,680
Goodwill	1,878	1,878
Intangible Assets-trade name	14,000	14,000
Intangible assets-content	572,932	535,304
Intangible assets-Others	1,744	2,117
Available-for-sale financial assets	30,385	30,385
Deferred Tax assets	440	569
Total Non- current assets	$631,604	$595,933

Current Assets
Inventories	$740	$793
Trade Receivables and Other receivables	120,779	93,327
Current tax receivable	969	962
Cash and cash equivalents	141,042	107,642
1	263,530	202,724

Total assets	$895,134	$798,657

LIABILITIES
Current liabilities:
Trade and other payables	$33,714	$28,979
Short-term borrowings	92,043	79,902
Current Tax Payable	7,235	1,846
Total current liabilities	$132,992	$110,727
1
Non- current liabilities
Long-term borrowings	$167,718	$165,898
Other long-term liabilities	421	357
Derivative financial instruments	9,699	16,660
Deferred tax	21,555	18,839
	$199,393	$201,754

Total liabilities	$332,385	$312,481

Equity
Share Capital	$26,322	$22,653
Share Premium	218,939	159,547
Reserves	337,266	311,315
Other components of Equity	(42,204)	(29,432)
JSOP Reserve	(25,505)	(25,505)
1
Equity attributable to equity holders of Eros International Plc	$514,818	$438,578
Non-controlling interest	47,931	47,598
Total equity	$562,749	$486,176

Total liabilities and shareholders’ equity	$895,134	$798,657

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited; in thousands, except per share amounts)

	Three Months Ended December 31,		Nine Months Ended December 31,
	2013	2012	2013	2012
Revenue	$87,187	$71,272	$172,174	$163,191
Cost of sales	(36,695)	(36,199)	(91,359)	(99,061)
Gross Profit	50,492	35,073	80,815	64,130
Administrative cost	(12,745)	(6,236)	(28,536)	(17,577)
Operating profit	37,747	28,837	52,279	46,553
1
Financing costs	(1,995)	(1,156)	(7,137)	(4,977)
Finance income	309	405	1,292	3,730
Net Finance costs	(1,686)	(751)	(5,845)	(1,247)
Other gains/(losses)	(5,758)	657	(581)	(9,129)
Profit before tax	30,303	28,743	45,853	36,177

Income Tax expense	(11,191)	(7,514)	(15,099)	(9,457)

Profit for the period	$19,112	$21,229	$30,754	$26,720

Attributable to:

Equity holders of Eros International Plc	$15,765	$17,595	$24,576	$21,371
Non-controlling interest	3,347	3,634	6,178	5,349
1
Earnings per share (cents)
Basic Earnings per share	39.2	44.6	57.9	54.2
Diluted earnings per share	39.3	44.6	57.4	53.8

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Unaudited; in thousands)

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012

Profit for the period	$19,112	$21,229	$30,754	$26,720
Other comprehensive income/(loss):
Items that will not be subsequently reclassified to profit and loss
Revaluation of Property	—	121	—	121
Items that will be subsequently reclassified to profit and loss

Exchange differences on translating foreign operations	1,841	(4,653)	(19,542)	(14,094)
Cash flow hedges
Reclassification to profit and loss	308	—	925	—
1
Total other comprehensive income/(loss) for the period	$2,149	$(4,532)	$(18,617)	$(13,973)
Total other comprehensive income for the period, net of tax	$21,261	$16,697	$12,137	$12,747
1
Attributable to:
Owners of Eros International Plc	$17,383	$14,405	$11,804	$10,135
Non-controlling interests	$3,878	$2,292	$333	$2,612

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EROS INTERNATIONAL PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE NINE MONTHS ENDING DECEMBER 31, 2013

(in thousands)

	Nine Months Ended December 31
	2013	2012
Cash flows from operating activities:
Profit before tax	$45,853	$36,177
Adjustments for:
Depreciation	519	689
Share-based payment	13,721	1,371
Amortization of intangibles assets -content	71,566	75,079
Amortization of other intangibles assets	325	457
Non cash items	(6,372)	8,528
Net finance charge	5,845	1,247
Loss on sale of property, plant and equipment	5	389
Movement in trade and other receivables	(31,608)	(19,014)
Movement in Inventories	31	194
Movement in trade and other payables	(764)	19,556
1
Cash generated from operations	99,121	124,673
Interest paid	(5,215)	(4,645
Income taxes paid	(3,297)	(5,007)
Net cash generated from operating activities	$90,609	$115,021

Cash flows from investing activities:
Purchases of property, plant and equipment	(90)	(55)
Proceeds from disposal of property, plant and equipment	12	241
Purchase of intangible film rights and related content	(128,132)	(144,301)
Purchase of intangible assets others	(84)	(199)
Interest received	2,004	4,562
Net cash used in investing activities1	$(126,290)	$(139,752)

Cash flows from financing activities:
Proceeds from issue of share capital	50,554	—
Proceeds from Disposal of Subsidiary Shares	—	9,527
Repayment of short term debt	(2,875)	(14,334)
Proceeds from issuance of short term debt	21,291	6,937
Proceeds from long term borrowings	18,095	—
Repayment of long term borrowings	(13,977)	(5,857)
Net cash generated from financing activities	$73,088	$(3,727)

Net increase /(decrease)in cash and cash equivalents	37,407	(28,458)
Effect of exchange rate changes on cash and cash equivalents	(4,007)	(5,037)
Cash and cash equivalents, beginning of period	107,642	145,422
Cash and cash equivalents, end of period	$141,042	$111,927

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1.   Supplemental Financial Data

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012
REVENUE BY CUSTOMER LOCATION
India	$43,213	$42,687	$86,614	$108,455
Europe	8,315	7,137	17,870	21,148
North America	3,162	3,089	9,075	6,508
Rest of the world	32,497	18,359	58,615	27,080

Total revenue	$87,187	$71,272	$172,174	$163,191

DEBT

	Nominal		As at
	Interest Rate %	Maturity	December 31, 2013	March 31, 2013
			(in thousands)
Asset backed borrowings

Term loan	LIBOR+5.5%	2014-15	$322	$928
Term loan	LIBOR+8.5%	2014-15	—	1,055
Term Loan	13.30-15.00%	2014-15	862	633
Vehicle Loans	10.00-15.00%	2014-15	45	91
Term loan	BPLR+1.80%	2016-17	16,166	18,421
Term Loan	BPLR+2.75%	2017-18	7,390	6,401
Export credit and overdraft	BPLR+1.00-3.50%	2014	23,296	25,600
Export credit and overdraft	LIBOR+3.5%	2014	11,465	13,997
Short Term loan	BPLRR+2.75%	2014	10,457	4,605
Unsecured borrowings
Other borrowings	10.5%	2021-22	9,508	10,257
$175 million revolving facility	LIBOR +1.9% - 2.9% and Mandatory Cost	2016-17	167,500	150,000
Commercial Paper	10.65% –12.25%	2014	15,358	16,579
			262,369	248,567

Cumulative effect of unamortized costs			(2,608)	(2,767)
Less Installments due within one year and short term borrowings			(92,043)	(79,902)

Long term borrowings - at amortized cost			$167,718	$165,898

Base rate (“BR”) is the Indian equivalent to LIBOR. Asset backed borrowings are secured by fixed and floating charges over certain group assets.

On July 31, 2013, HSBC acceded as a lender to the revolving credit facility. HSBC’s participation in the facility is $25.0 million. This increased the total facility amount to $167.5 million, following an amortization of $7.5 million which occurred in July 2013

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ISSUED SHARE CAPITAL

	Number of Shares	GBP
		(in thousands)
Authorized
200,000,000 ordinary shares of 10p each (“Ordinary Shares”) at March 31, 2013	200,000,000	20,000
200,000,000 ordinary shares of 30p each (“Ordinary Shares”) at December 31, 2013	66,666,667	20,000

	Number of Shares			USD
				(in thousands)
Allotted, called up and fully paid	A Ordinary 30p Shares	B Ordinary 30p Shares	Ordinary 10p Shares
As at March 2012,	—		118,316,424	21,687
Issued of shares on April 24,2012	—	—	6,000,943	966
As at March 31,2013	—	—	124,317,367	22,653
Issued of shares on August 12, 2013	—	—	1,431,000	221
Issued of shares on September 18, 2013	—	—	5,029,935	800
One-for-three stock split and conversion on November 18 2013	18,037,548	25,555,220	(130,778,302)	23,674
Issued of shares on November 18, 2013	5,481,792	—	—	2,648
As at December 31, 2013	23,519,340	25,555,220	—	26,322

The one-for-three stock split and conversion of shares from Ordinary 10p shares to A Ordinary 30p shares and B Ordinary 30p shares is detailed further in the Registration Statement. The issue of shares A Ordinary 30p shares on November 18, 2013 comprised 5,000,000 shares offered for sale and 481,792 to satisfy the Share Awards and certain contractual arrangements with one of our Directors in accordance with the Registration Statement.

SHARE BASED COMPENSATION PLANS

The compensation cost recognized with respect to all outstanding plans and by grant of shares, which are all equity settled instruments, is as follows:

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012

JSOP	$47	$360	$984	$922
Staff Grant	6,869	—	12,346	—
IPO India Plan	136	173	391	449
Total	$7,052	$533	$13,721	$1,371

The vesting and service conditions of the plans are consistent with the arrangements disclosed in the Registration Statement subject to changes in respect of share numbers and values based on the three to one share consolidation and the conversion to US dollar based share values based on the exchange rate ruling on the date the share were listed on the NYSE. This charge has been included in administrative costs in the Income statement.

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EARNINGS PER SHARE

	Three months ended December 31, 2013		Three months ended December 31, 2012		Nine months ended December 31, 2013		Nine months ended December 31, 2012
	(in thousands, except earnings per share and the number of shares)
Earnings	Basic	Diluted	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings attributable to the equity holders of the parent	$15,765	$15,765	$17,595	$17,595	$24,576	$24,576	$21,371	$21,371
1
Potential dilutive effect related to share based compensation scheme in subsidiary undertaking	—	(41)	—	(14)	—	(175)	—	(171)
1
Adjusted earnings attributable to equity holders of the parent	$15,765	$15,724	$17,595	$17,581	$24,576	$24,401	$21,371	$21,200

Number of shares
Weighted average number of shares	40,172,320	40,172,320	39,438,958	39,438,958	42,449,756	42,449,756	39,438,958	39,438,958
1
Potential or dilutive effect related to share based compensation scheme	—	13,899	—	14,524	—	59,112	—	14,524
1
Adjusted weighted average number of shares	40,172,320	40,186,219	39,438,958	39,453,482	42,449,756	42,508,868	39,438,958	39,453,482
1
Earnings per share
Earnings attributable to the equity holders of the parent per share (cents)	39.2	39.1	44.6	44.6	57.9	57.4	54.2	53.8

The above table does not split the Earnings per share separately for the3A Ordinary 30p shares and the B Ordinary 30p shares as their is no variation in their entitlement to dividends and capital. The earnings per share for prior periods have all been restated to reflect the 3-for-1 stock split conversion on November 18, 2013.

OTHER GAINS AND LOSSES

	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012
	(in thousands)
Loss on sale of fixed asset	$5	$148	$5	$389
Net foreign exchange (profit)/ losses	(192)	214	(367)	1,407
Net (profit)/ loss on held for trading financial liabilities	(1,959)	(1,019)	(6,961)	7,333
Restructuring charges	7,904	—	7,904	—
1
	$5,758	$(657)	$581	$9,129

The net (profit)/loss on held for trading financial liabilities principally relates to derivative instruments not designated in a hedging relationship. Restructuring charges in the three months ended December 31, 2013 comprise the balance of the NYSE listing costs and AIM delisting costs not charged to equity, which in total was $13,211,000.

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The following table sets forth the reconciliation of the Company’s net income to Adjusted EBITDA.

Adjusted EBITDA	Three Months Ended December 31, 2013	Three Months Ended December 31, 2012	Nine Months Ended December 31, 2013	Nine Months Ended December 31, 2012
Net Income	$19,112	$21,229	$30,754	$ 26,720,
Income tax expense	11,191	7,514	15,099	9,457
Net finance costs	1,686	751	5,845	1,247
Depreciation	160	205	519	689
Amortization (1)	73	198	325	457
Share based payments (2)	7,051	533	13,721	1,371
(Profit)/loss on derivatives	(1,959)	(1,019)	(6,961)	7,333
Restructuring charges	7,904	—	7,904	—
Adjusted EBITDA	$45,218	$29,411	$67,206	$47,274

(1) Includes only amortisation of intangible assets other than intangible content assets.

(2) Consists of compensation costs recognized with respect to all outstanding plans and all other equity settled instruments.

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